Exhibit 3.2

AMENDMENT NO. 2 TO THE BYLAWS OF
MOTORSPORT GAMES INC.

This Amendment No. 2 (this “Amendment”) to the Bylaws of Motorsport Games Inc., a Delaware corporation (the “Corporation”), as adopted pursuant to Section 6.07 of said by-laws, is effective as of the 24th day of May, 2026.

Article 2.07 of the Bylaws is hereby deleted in its entirety, and the following is substituted in lieu thereof:

“Section 2.07. Action by Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.”

Article 6.07 of the Bylaws is hereby deleted in its entirety, and the following is substituted in lieu thereof:

“Section 6.07. Amendments. The Board of Directors is expressly empowered to alter, amend or repeal these bylaws or adopt new bylaws. Any alteration, amendment or repeal of these bylaws by the Board of Directors or adoption of new bylaws by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to alter, amend or repeal these bylaws or adopt new bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of greater than fifty percent (50%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election or directors, voting together as a single class.”

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